Filed by Medtronic, Inc.
                                                  Pursuant to Rule 425 under the
                                             Securities Act of 1933, as amended.

                                               Subject Company: Cyberonics, Inc.
                                                    Commission File No.: 0-19806

[ THE FOLLOWING IS A DESCRIPTION OF A PORTION OF A POWERPOINT SLIDE PRESENTATION MADE BY MEDTRONIC, INC. IN AN ANALYST PRESENTATION ON SEPTEMBER 13, 2000.]
                                                               [ Medtronic Logo]


Rationale for Offer to Acquire Cyberonics

|_| STRONG STRATEGIC FIT - Cyberonics' VNS technology is a strong fit with Medtronic's current and future strategy to expand implantable device therapies for people with chronic disease

|_| LEADING TECHNOLOGY - Cyberonics is the market leader in medical devices for the treatment of epilepsy (a chronic, life-long disease with no known cure)

|_| SIGNIFICANT MARKET POTENTIAL - The epilepsy device therapy market is largely unmet despite its growing patient population and tremendous potential

|_| Medtronic STRENGTH - Medtronic has the expertise, resources and industry relationships to address this unmet medical need and develop new VNS applications

|_| FINANCIALLY COMPELLING - Medtronic's proposal is financially compelling, with a significant current premium and tremendous upside potential

                                                               [ Medtronic Logo]

This Transaction Enhances Shareholder Value For Owners of Both Companies

|_| Cyberonics' Shareholders Would Receive $26 Per Share--A 62% Premium over Friday's (9/8/00)* Close.

|_|  Medtronic Stock is a Very Attractive Currency
     >> CAGR: 39.9%-- 5 Years; 35.5%--10 Years; 37.5%--15 Years
     >> Plans in Place to Deliver Superior Performance over the Long Term

|_| Non-Dilutive for Medtronic Shareholders in the First Full Year, Accretive Thereafter.

*Last Trading Day Prior to Market Disclosure



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                                                               [ Medtronic Logo]


The Transaction is Good for Both Patients and Physicians

    Medtronic Size, Scale, and Physician Relationships Will:

|_|  Expand the Use of VNS Therapy for Epilepsy Sufferers

|_|  Accelerate the Development of New Therapies




     Prior to the consummation of any negotiated transaction involving Medtronic, Inc. ("Medtronic") and Cyberonics, Medtronic would expect to file a registration statement with the U.S. Securities and Exchange Commission (the "SEC") and Cyberonics would be expected to file a proxy statement. Shareholders are urged to read the registration statement and proxy statement (when available) because they will contain important information about the companies and the proposed transaction. Investors and shareholders will be able to obtain copies of these documents (when available), along with other documents filed by the companies with the SEC, free of charge, through the web site maintained by the SEC at http://www.sec.gov. Shareholders can also obtain, free of charge, copies of the registration statement and proxy statement (when available) along with any documents Medtronic has filed with the SEC by contacting the Medtronic Investor Relations Department.